Filing pursuant to Rule 425

Under the Securities Act of 1933

Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Filer: OCI N.V.

Subject Company: OCI Partners LP

    Form F-4 File Number: [●]

The following communication was first made available on the website of OCI N.V. at http://www.oci.nl/investor-relations/news/2016/12/06/OCI-offer-acquire-ocip/ on December 6, 2016.

OCI Partners Exchange Proposal

6	December, 2016

Disclaimer

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements relating to the business, markets and/or industry of the OCI N.V. (the “Company”) or OCI Partners LP (the “Partnership”). These statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “will,” “may,” “should” and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed in more detail in the Partnership’s filings with the Securities and Exchange Commission (the “SEC”), many of which are outside of the Company’s or the Partnership’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. The forward-looking statements contained herein are based on the Company’s current plans, estimates, assumptions and projections. Various factors could cause actual future results, performance or events to differ materially from those described in these statements. The Company and the Partnership do not make any representation as to the future accuracy of the assumptions underlying any of the statements contained herein. The information contained herein is expressed as of the date hereof and may be subject to change. None of the Company, the Partnership or any of their controlling equity-holders, directors or executive officers or anyone else has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained in this document.

Additional Information and Where to Find It

This communication relates to a proposed business combination between the Company and the Partnership. In connection with the proposed transaction, if the parties enter into a definitive agreement, the Company and/or the Partnership expect to file a proxy statement/prospectus and other documents with the SEC. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to unitholders of the Partnership. Investors and security holders will be able to obtain these materials (if and when they are available) free of charge at the SEC’s website, www.sec.gov. In addition, copies of any documents filed with the SEC may be obtained free of charge from the Partnership’s internet website for investors at http://ocipartnerslp.com, and from the Company’s investor relations website at http://www.oci.nl/investor-relations/. Investors and security holders may also read and copy any reports, statements and other information filed by the Company and the Partnership with the SEC at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

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Disclaimer

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participation in the Solicitation of Votes

The Company and the Partnership and their respective directors and executive officers may be considered participants in any solicitation of proxies in connection with the proposed transaction. Information regarding the Partnership’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 24, 2016. Information regarding the Company’s directors and executive officers is available in the OCI NV Annual Report for 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and other relevant materials filed with the SEC if and when they become available.

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Summary of Proposal

OCI NV offers to acquire the outstanding units of OCI Partners (“OCIP”) not already owned by OCI NV ? Offer of 0.5200 OCI NV shares for each outstanding unit of OCIP (“Exchange Ratio”)

? The proposed Exchange Ratio represents a value of $7.80 per unit to OCI Partners minority shareholders

Transaction ? Represents approximately 8.3% premium to OCIP’s unit price as of December 5, 2016

Overview

? Represents approximately a 25.6% premium to 30-trading day average OCIP / OCI NV exchange ratio as of December 5, 2016 Transaction to be effected through a merger with 100% stock consideration of newly issued OCI NV shares

? OCI NV would issue approximately 9.10m shares, approximately 4% of total shares currently outstanding

OCIP Conflicts Committee approval

Key Approval by majority of OCIP unitholders, including units owned by OCINV Conditions ? OCI NV shareholder vote is not required ? Clearance by SEC of registration of F-4 registration statement

Estimated

Transaction close expected by early 2Q 2017

Timing

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Compelling Transaction for OCIP Unitholders

Attractive valuation to OCIP unitholders

? Premium to current OCIP unit price

? Favorable exchange ratio relative to historic levels

Substantial increase in liquidity

? 39x increase in average daily trading volume at OCI NV compared to OCIP

Meaningful asset diversification to become a top global producer

? Diversify from single-asset with 1.2mpta of capacity to a top 5 global methanol and fertilizer producer with near term 50% increase in production capacity1, positive ratings trajectory and no material debt maturities in short-term

Relatively low entry into OCI NV share price

? Entry point of $14.99/sh (near 52-week low of $12.36/sh)

Alignment of shareholder interests with OCI NV in OCIP and provides minority unitholders an economic interest in Natgasoline, neighboring methanol facility 2 miles away from OCIP

? Potential realization of incremental synergies between methanol group assets

Traditional Dutch corporate governance framework at OCI NV

MLP asset class vulnerable to potential increase in interest rates and change in US tax regulations, presenting downside risk to valuation levels

¹ Capacities do not take OCI’s ownership stake into account 5

Substantial Increase in Liquidity for OCIP Unitholders

12 Month Daily Average Trading Volume ($MM)

OCIP OCI NV

Trading days to monetize OCIP free float¹ 528 14

~$9.2MM / day 39x

~$238K / day

OCIP OCI NV

Transaction expected to deliver ~39x increase in liquidity for OCIP unitholders

¹ For OCI NV, represents the days to monetize the same value as OCIP’s free float. 12M daily average trading volume as of 5 December 2016 6

OCI NV Overview

Summary Overview

Leading global natural gas-based fertilizer & chemicals producer

? Production facilities in the United States, the Netherlands, Egypt and Algeria complemented by global distribution network

? Current total sellable fertilizer & chemical capacity of 8.4 million metric tons per year (mtpa)¹

? Globally competitive position with access to low cost natural gas feedstock

Greenfield initiatives on track to boost current production capacity by 50% to 12.6 mtpa¹ by end-2017

? Iowa Fertilizer Company start-up is imminent, first product expected in December 2016

? Natgasoline 68.6% complete as at 31 October 2016, expected to start production in the second half of 2017

Positioned and targeting to be investment grade by 2018

Cost savings programme of US$100 million announced

? Of which $65 million already in place and to be reflected in 2017

Trading on Euronext Amsterdam (Euronext: OCI)

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¹ Capacities do not take OCI’s ownership stake into account

Asset Overview | 6 Operating Facilities in 4 Countries and 2 Under Construction

OCI Partners LP (OCI Beaumont) – TX, US BioMCN – Netherlands OCI Nitrogen – Netherlands

Acquired: 2011 Acquired: 2015 Acquired: 2010

MLP: OCIP listed on NYSE 100% owned ? 100% owned in 2013, 79.88% owned Product ktpa

Product ktpa

Product ktpa Methanol (I) 430 Ammonia (net) 350 Methanol 912.5 Methanol (II) CAN 1,450 440 Ammonia 331 (mothballed) UAN 350 Melamine 200

Egyptian Fertilizer Co (EFC) – Egypt

Acquired: 2008

100% owned

Product ktpa

Urea 1,550

Iowa Fertilizer Company (IFCo)—Iowa, US

Egypt Basic Industries Corp (EBIC) – Egypt

Start production Q4 ’16

100% owned ? Acquired: 2009

Product ktpa ? 60% owned

Ammonia (net) 185 Product ktpa UAN 1,505 Ammonia 730 Urea 420 DEF 315

Sorfert Algerie – Algeria Natgasoline LLC – TX, US Commissioned 2013

51% owned

Commissioning H2 2017

50% owned Product ktpa Product ktpa Urea 1,260

Methanol 1,750 Ammonia 800

Competitive position with access to low cost natural gas feedstock 8

Advantages to OCI NV

- **Remove duplication of public listings and associated costs**
- **Potential to capture operating synergies between methanol assets**
- **Benefit of incremental free cash flow with positive impact on balance sheet in 2017**
- **Further alignment of interests across entities**



Current Simplified Structure
OCI NV
~210.3m shares
Fertilizer Group
Methanol Group
OCI Partners (80%)
Natgasoline (50%)
BioMCN (100%)
Publicly listed
Post Transaction Simplified Structure
OCI NV
~219.4m shares
Fertilizer Group
Methanol Group
OCI Partners (100%)
Natgasoline (50%)
BioMCN (100%)

OCI

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